EXHIBIT 11 - STATEMENT RE: COMPUTATION OF PER SHARE EARNINGS

Florida Community Banks, Inc.
Computation of Net Income Per Common Share

The following tabulation presents the calculation of basic and diluted earnings per common share for the years ended December 31, 2007, 2006 and 2005.

	2007	2006	2005
Basic and Diluted Earnings Per Share:
Net income	$10,909,219	$23,146,069	$18,218,031

Earnings on common shares	$10,909,219	$23,146,069	$18,218,031

Weighted average common shares outstanding - basic	7,909,261	7,890,427	7,885,735

Weighted average common shares outstanding - diluted	8,040,860	7,987,134	7,962,014

Basic earnings per common share	$1.38	$2.93	$2.31

Diluted earnings per common share	$1.36	$2.90	$2.29